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July 20, 2020

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, DC 20549

Re:     GENERATION INCOME PROPERTIES INC.

           Amendment No. 2 to Form S-11

           Filed June 15, 2020

           File No. 333-235707

Dear Sir or Madam:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to David Sobelman, the Company’s President and Chairman of the Board, dated July 10, 2020. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

Amendment No. 2 on Form S-11

Our Distribution Policy, page 39

1.    It appears that your distribution table is designed to calculate cash available for distribution to both shareholders and non-controlling interest holders. As such, we are unclear why your calculation of cash available for distribution includes adjustments to eliminate amounts allocated to non-controlling interest holders ($493,521 adjustment to arrive at pro forma net loss for the twelve months ended December 31, 2020 and $122,469 adjustment to reconcile pro forma net loss to cash available to distribution). Please explain the purpose of each of these adjustments and how they are necessary to arrive at cash available for distribution for both shareholders and non-controlling interest holders.

Response: We modified the distribution table to start at net income (loss) $1,014,345 which includes the net income (loss) attributable to Non-controlling interest of $493,521. We believe Net Income is the appropriate amount to start the amount distributable to both common shareholders and

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

July 20, 2020

non-controlling interests. The Company has updated the table to include a description of the reason for the adjustment. The prior $122,469 adjustment to reconcile pro forma net loss to 2020 cash available to distribution reflected actual cash distributions made in March 2020 and has been deleted from the table.

2.    We note that your distribution table arrives at total cash available for distribution of $1,128. Please explain to us how you determined it would be appropriate to add cash on hand to cash available for distribution in order to determine the allocation to shareholders and non-controlling interest holders, as well as the payout ratio. In this regard, we are unclear why the allocation of cash available for distribution and resulting payout ratio would not be based on the calculated amount of $1,128 with a footnote explaining that cash on hand may be used to fund any distribution shortfall.

Response: The Company has revised the distribution table to calculate the allocation of cash available for distribution and the payout ratio to be based on the calculated amount of $1,128 with a footnote explaining that cash on hand may be used to fund any distribution shortfall.

Material Federal Income Tax Considerations, page 79

3.    We note your response to comment 2. We note that your disclosure still indicates that you may elect to become a REIT after 2020. Please revise to clarify the factors the Board would consider in determining a later year or revise the disclosure consistent with your response.

Response. The Company has revised the disclosure previously appearing on pages 33 and 82 to clarify that the Company intends to elect to be taxed as a REIT commencing with its taxable year ending December 31, 2020.

4.    We note the tax opinion filed as Exhibit 8.1. Please revise the disclosure in this section to clearly state the opinion of named counsel. See generally Section III.B.2 of Staff Legal Bulletin 19.

Response. The Company has revised the disclosure on pages 79 and 80 to state the opinion of named counsel consistent with the tax opinion previously filed as Exhibit 8.1.

Pro Forma Consolidated Financial Statements, page F-39

5.    In your next amendment, please include updated pro forma financial information as of and for the three months ended March 31, 2020 and for the year ended December 31, 2019 pursuant to Article 11 of Regulation S-X.

Response. The Company has updated its disclosure to income pro forma statement of operations for the year ended December 31, 2019. The Company has not made any property acquisitions in 2020 and, accordingly, has not provided pro forma information as of and for the three months ended March 31, 2020.

July 20, 2020

6.    We have considered your response to our prior comment 4 and remain unclear why your measure of “Estimated Cash to be made available from operations” is not a non-GAAP measure. As such, please revise your disclosure to comply with the requirements under Item 10(e) of Regulation S-K.

Response. The Company has revised the registration statement to remove the prior disclosure on page F-45 related to estimated cash to be made available from operations because it is not required disclosure in Form S-11.

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If you should have any additional questions, please contact me at 813.225.4122.

Best regards,

/s/ Curt P. Creely

Curt P. Creely

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